January 28, 2025

Curtis Allen
Chief Financial Officer
Phoenix Capital Group Holdings, LLC
18575 Jamboree Road, Suite 830
Irvine, California 92612

        Re: Phoenix Capital Group Holdings, LLC
            Amendment No. 1 to Registration Statement on Form S-1
            Filed December 30, 2024
            File No. 333-282862
Dear Curtis Allen:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 24, 2024 letter.

Amendment No. 1 to Form S-1 filed December 30, 2024
Cover Page

1. Please revise the cover page to insert a paragraph immediately following your discussion of your outstanding debt obligations to disclose the following, if true:

             You report net losses for the year ended December 31, 2023 and the subsequent interim period;
             You do not anticipate that your cash flow from operations will be sufficient to service your debt obligations for the next several years; and
             Your ability to service your outstanding debt depends on your ability to issue additional notes, including the notes in this offering, so that such proceeds may be used to pay the principal and interest due to existing debt holders. January 28, 2025
Page 2


       Provide similar disclosure in the opening paragraphs of the Overview at page 1, and in your risk factor and liquidity discussions. In addition, include a cross-reference to a risk factor addressing the risk to investors if you are unable to issue additional notes and therefore unable to use proceeds from the sale of debt to pay outstanding debt holders.
2. We note your response to prior comment 1. Please supplementally provide a detailed job description for Mr. Matthew Willer, Managing Director, Capital
Markets,
       including his role with respect to the structure and amount of your debt offerings, and his involvement in the sale of your notes. In this regard, we note that Mr. Willer is described on your website as a former investment banker and C-suite level executive at multiple startups. In addition, please provide the names and titles of the representatives entitled to fees and commissions as well as the aggregate amounts that have been paid to each individual.
3. Refer to the fifth paragraph on the cover page. We note you disclose here that a holder may require you at any time prior to maturity, to redeem its notes subject to certain exceptions and to an annual cap of 10%. Please revise your disclosure here to include the risk that you may not be able to pay the required price for the Notes because you may not have enough funds at that time or the terms of your indebtedness may prevent you from making such payment.
4. We note your response to prior comment 3 and reissue in part. Please revise to explain how you will determine whether to grant requests to transfer, including objective criteria. To the extent that that you will not apply objective criteria, please revise to state, if true, that determinations will be made on an ad hoc basis. In addition, revise at page 124 to clarify the procedures that investors must follow to submit a request to transfer and the number of days in which they should expect the request to be accepted or rejected.
Prospectus Summary
Overview, page 1

5. Revise the opening paragraphs of this section to disclose your net losses and accumulated deficit for FY23 and any subsequent interim or annual period. In addition, revise the opening paragraphs to quantify your aggregate outstanding debt for the same periods.
6. Please expand your disclosure of the number of gross productive development wells and gross wells drilled during 2023 to additionally provide the corresponding number of net wells consistent with the definitions in Item 1208 of Regulation S-K and the disclosure of the number of gross and net wells drilled under the direct drilling operations. This comment also applies to disclosure on pages 52 and 83. January 28, 2025
Page 3
Prospectus Summary
Our Company
Direct Drilling Operations, page 2

7. We note your disclosure that in 2025, you expect to have increased needs for additional capital, potentially in excess of free cash flow from your operations. Please revise your disclosure to explain how you define free cash flows from your operations and to clearly indicate whether your current operating plans contemplate or project that your capital needs for 2025 will exceed the free cash flow from your operations.
8. You disclose that as of November 30, 2024 you had $251.8 million available to borrow under the Adamantium Loan Agreement (assuming Adamantium is able to issue the corresponding amount of Adamantium Securities). Please expand your disclosure here and at page 84 to provide additional details about the likelihood of the availability of funds under this arrangement. In this regard, we note that Adamantium is a wholly owned finance subsidiary and any amounts available under the Adamantium Loan Agreement are contingent upon Adamantium's receipt of proceeds
       from the sale of Adamantium Securities, which cannot be guaranteed. Company Structure, page 5

9. We note your response to prior comments 4 and 5. In particular, we note your revised disclosure that Holdco was created to pledge equity interests of the Issuer as collateral to secure the borrowings under the Fortress Credit Agreement. It is unclear from your disclosure whether the Issuer itself was unable to pledge interests or similar collateral.
       Please clarify and, if the issuer could have pledged equity interests or similar collateral, explain the business reasons for creating a new entity to do so. In
       addition, please revise here and provide a cross-reference to appropriate risk factor disclosure explaining how, if at all, the creation of Holdco affects may affect the claims of note holders in the event of the bankruptcy of the issuer. Ranking, page 9

10. We note your response to our prior comment 6 and re-issue it. Other than the first bullet, please revise each bullet to quantify the current aggregate amount of debt and liabilities that fall within each category as of the most recent practicable date. These aggregate amounts should reconcile with the itemized amounts disclosed in further detail in the four paragraphs following this bulleted disclosure. In this regard, we also note that the disclosed amounts outstanding under each of the four paragraphs do not sum up to the $964.4 million of total indebtedness outstanding.
 January 28, 2025
Page 4
Mandatory Redemption, page 11

11. We note your response to our prior comment 8 and 14 and that any Notes redeemed by your manager, executive officers, or their respective family members during any calendar year will not be included in calculating the 10% Limit with respect to any other holders for such calendar year. Please disclose whether the managers, executive officers and their respective family members are subject to any limit to their mandatory redemption rights. Revise your risk factors, cover page and summary accordingly.
12. We note your disclosure that "[r]edemption requests will be processed in the order they are received by the Issuer without regard to date of issuance, maturity date, interest payment method, or interests rates of the Notes for which redemption as been requested." Please clarify, if true, that any redemption payments requested under the PCGH Reg D/Reg A Bonds will be prioritized over redemption payments under the Notes.
Summary Historical Financial and Other Data
Production Data, page 18

13. The average daily production (Boe/d)(6:1) presented on pages 18 and 92 for the nine
       months ended September 2024 and 2023 for the    Bakken    and    All
Properties    is
       inconsistent with a calculation using the total produced volumes and the average number of days in the period and with the comparable average daily production provided on page 59. Please revise your disclosure to resolve these inconsistencies.
Risk Factors
The development of our estimated proved and probable undeveloped reserves..., page 26

14. You disclose that as of September 30, 2024, you need $597.7 million and $2,485.1 million in capital expenditures to develop your proved and probable undeveloped reserves, respectively. Based on the net quantities of your reserves provided on page
       16, it appears the cost to develop your proved undeveloped reserves is approximately
       22% less on a dollar per boe basis than your probable undeveloped reserves. Please provide us with an explanation in reasonable detail for the lower costs to develop your proved undeveloped reserves.
15. Please provide us, as supplemental information, a schedule for your proved undeveloped reserves and separately a schedule for your probable undeveloped reserves showing the gross number of drilling locations, reserve volumes, and associated capital spending, by year and in total, from your five-year development plan that supports the proved and probable undeveloped reserve volumes disclosed as of September 30, 2024.

       This analysis should additionally include the effect of G&A costs, cash interest expenses, and debt maturities, and quantify the net cash flow or deficit for the remaining three months of 2024, annually thereafter, and on a cumulative basis, comparable to your response to prior comment 8.

       Also, provide us a quantitative analysis with supporting documentation as to the
 January 28, 2025
Page 5

       specific sources and dollar amounts of funds sufficient to finance these costs. Please note the financing criteria in Rule 4-10(a)(26) of Regulation S-X applies to reserves of all categories as of the effective date of the estimates. Your analysis should clearly show there is a reasonable expectation that all financing will be obtained and no shortfalls will occur prior to the scheduled development.

       To the extent your future net cash flows are insufficient to fund the future development of your proved and probable reserves as of September 30, 2024, including G&A costs, cash interest expenses, and debt maturities, expand your risk factor to further clarify these facts and explain the need to obtain new funding from outside sources on a continual and ongoing basis, if true.
Use of Proceeds, page 49

16. We note your revised disclosure indicating that as of November 30, 2024, you had
       $102.0 million maturing within one year and stating that "to the extent we use any proceeds from this offering of the Notes to repay outstanding indebtedness, we cannot accurately predict which indebtedness we may repay with such proceeds, and in what amounts." Please revise your disclosure to specifically disclose the amount, interest rate and maturity of each tranche of debt that is maturing within one year. Please also revise the Broker-Dealer Fee and sales commissions fee here to be consistent with disclosure elsewhere which is $5,025,000 and $5,978,000, respectively.
17. We note your response to our prior comment 11 and disclosure that "we have cash flow from operations, as well as multiple current and potential sources of financing, including under the Adamantium Loan Agreement and our offerings of debt securities pursuant to Regulation D, that can be utilized for the purposes described above, and so we cannot accurately predict whether and in what amounts the net proceeds from this offering of the Notes will be applied." We also note that (i) you realized a net loss of
       $11.2 million for the nine months ended September 30, 2024, (ii) your disclose on page 84 that your capital expenditures and operating expenses have increased significantly and you estimate that your direct drilling operations will require approximately $472.9 million in capital throughout 2025 in order to achieve your intended business plan, (iii) that as of November 30, 2024, after giving effect to the borrowing of an additional $115.0 million under the Fortress Credit Agreement in
       December 2024, you had approximately $964.4 million of indebtedness outstanding including $102.0 million maturing within one year and (iv) you disclose on page 39 that a significant amount of your cash flow will be required to pay interest and principal on your outstanding indebtedness. In light of these factors, please revise your disclosure here to include tabular disclosure to reflect all potential uses of the proceeds of this offering. In addition, to the extent material amounts of other funds are necessary to accomplish the specified purposes for which the proceeds are to be obtained, state the amounts available from such sources. Refer to Instruction 3 to
       Item 504 of Regulation S-K.
 January 28, 2025
Page 6
Management   s Discussion and Analysis of Financial Condition and Results of
Operations
2024 Outlook, page 57

18. We note your presentation of your current estimates of certain financial and operating results for the full year of 2024. Provide balancing disclosure to quantify expected expenses and results of operations for the full year of 2024, as well as your outstanding debt as of the end of that period.
19. The average daily production (BOE/d)(6:1) shown in the table on page 57 appears inconsistent with a calculation using the estimated Total (MBOE)(6:1) annual amount and a typical 365-day year. Please advise or revise your disclosure. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations for the Nine Months Ended September 30, 2024 Compared to the Nine
Months Ended September 30, 2023
Loss on Debt Extinguishment, page 64

20. You disclose the loss on debt extinguishment of $0.9 million for the nine months ended September 30, 2024 was primarily due to increased write-offs of debt issuance costs associated with the Regulation A and Regulation D bond redemptions and debt extinguishments. Please expand your disclosure to quantify the amount of the bond redemptions and debt extinguishments, including identifying the debt instruments that were extinguished in the period. In addition, please include disclosure in the footnotes to your financial statements that discusses the loss on debt extinguishment.
Liquidity and Capital Resources, page 71

21. We note your disclosure on page 2 and 84 that you estimate that your direct drilling operations will require approximately $472.9 million in capital throughout 2025 in order to achieve your intended business plan. Please address the material cash requirements related to your direct drilling operations in your discussion of liquidity and capital resources in accordance with Item 303(b)(1) of Regulation
S-K.
22. We note your disclosure here that you believe "these sources of liquidity will be sufficient to meet [y]our cash requirements, including normal operating needs, debt service obligations, and capital expenditures, for at least the next 12 months...."
       Please revise your disclosure to quantify your debt service obligations, including interest payments and outstanding debt maturing in the next twelve months, and capital expenditures for the year.
Contractual Obligations and Commitments, page 77

23. Please update this table as of December 31, 2024 or a date closer to the most recent balance sheet date.
 January 28, 2025
Page 7
Business
Drilling Results, page 86

24. We note you disclose the total number of gross and net wells drilled during the years ended December 31, 2023, 22 and 21; however, the 2024 year-to-date disclosure is limited to only wells drilled by PhoenixOp as of November 30, 2024. Please expand your disclosure to additionally disclose the total number of gross and net wells drilled year-to-date as of November 30, 2024.
Index to Financial Statements
Notes to the Condensed Consolidated Financial Statements for the Year Ended December 31,
2023
Note 3 - Restatement of Prior Year Financial Statements, page F-14

25. You disclose during the third quarter of 2024, the Company made voluntary changes in the accounting principles regarding debt issuance costs and capitalized interest.
       Please explain why you believe these changes are voluntary as opposed to required and your consideration of these revisions as corrections of errors in accordance with
       ASC 250-10-45-22 through 45-24. Ensure that your response specifically addresses the guidance in ASC 250-10-50-7 through 50-10 and revise your disclosures as necessary. To the extent you continue to believe that these changes represent a change in accounting principle, please provide the following:

             Tell us the facts and circumstances that resulted in your decision to change your accounting for debt issuance costs and capitalized interest, including the authoritative guidance that supports your accounting prior to and subsequent to the change.
             Tell us how you determined the change in accounting principle for your debt issuance costs and capitalized interest was preferable in accordance with ASC
           250-10-45-2 and 45-11 through 45-13.
             Provide tabular disclosure of the impacts that these changes had on your statements of operations, cash flows and changes in equity for the year ended
           December 31, 2023.
Notes to the Consolidated Financial Statements
Note 18-Supplemental Information on Oil and Natural Gas Operations (Unaudited) Oil and Natural Gas Reserve Information, page F-30

26.    Please revise your disclosure to relocate the line item header    Proved
Developed and
       Undeveloped Reserves    to a position above the header    Proved
Developed Reserves
       on page F-31.
27. The total revisions identified in the explanation on page F-31 of the changes in developed reserves (positive 843,346 Boe) and undeveloped reserves (positive 89,378
       Boe) for the year ended December 31, 2023 are inconsistent with line item for total revisions from proved developed and undeveloped reserves (705,390 Boe) presented on page F-30. This same inconsistency was identified in prior comment 15 but not resolved in the disclosure in Amendment No. 1. We reissue our comment.
This
       comment also applies to the disclosure on page 91.
 January 28, 2025
Page 8


       Additionally, the disclosure on page 91 of the changes due to sales and acquisitions for the period ending September 30, 2024 is presented as a single combined amount rather than disclosed as separate amounts for sales and for acquisitions as required in
       FASB ASC 932-235-50c and 50f. Furthermore, the arithmetic summation of the net quantities attributed to the individual sources of revisions for proved developed reserves as of September 30, 2024 is inconsistent with the corresponding total amount provided in the explanation.

       Please revise your disclose to address these inconsistencies.
Notes to the Condensed Consolidated Financial Statements for the Nine Months
Ended
September 30, 2024
Note 3 - Oil and Gas Properties, page F-40

28. On page 64, you disclose the impairment expense of $0.5 million for the nine months ended September 30, 2024 was primarily a result of lease expirations within the mineral and non-operating segment. Please expand your disclosure in your footnote and on page 64 to further explain the underlying reason(s) for the impairment expense recorded in the nine months ended September 30, 2024, similar to disclosure provided on page F-18 for the year ended December 31, 2023.
        Please contact Myra Moosariparambil at 202-551-3796 or Craig Arakawa at 202-551-
3650 if you have questions regarding comments on the financial statements and related matters. For questions regarding comments on engineering matters, you may contact John
Hodgin at 202- 551- 3699. Please contact Anuja Majmudar at 202-551-3844 or Daniel Morris at 202-551-3314 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:   Chris Clark